P.O. Box 784	Phone: 573-624-6614
Dexter, Missouri 63841	Email:cash.gill@gillgroup.com

October 15, 2013

Tanya Christensen

WNC & Associates

17782 Sky Park Circle

Irvine, California 92614

RE:	Hughes Villas, Hughes, Arkansas

Dear Ms. Christensen:

Please let this letter serve as an addendum to the original report that was completed as of October 26, 2012. As per the scope of this assignment the appraiser was to analyze financial data which includes the 2010, 2011 and 2012 and 2013 year-to-date historical financial statements. In addition, market data regarding current capitalization rates were also analyzed resulting in a current market value, subject to restricted rents, of the subject property.

This letter is written with a value indication as of October 15, 2013. The value has been concluded under the extraordinary assumption that nothing has significantly changed physically at the property.

The appraiser researched current capitalization rates of sales comparables within the area as well as analyzed data from investor surveys. The sales comparables indicated a capitalization rate of 8.00 percent. The PwC Real Estate Investor Survey indicated an average capitalization rate of 5.61 percent. The RealtyRates.com Investor Survey indicated an average capitalization rate of 7.67 percent. The RealtyRates.com Market Survey indicated an average capitalization rate of 8.90 percent. The band of investment indicated a capitalization rate of 7.47 percent. The appraiser considered the comparable sales and the Band of Investment as they are the best indicators for determining an appropriate capitalization rate. Therefore, after considering all factors, a blended capitalization rate of 8.00 percent was determined to be appropriate for the restricted value.

Capitalization Rate of 8.00% gives a value of

$48,395.00/8.00%	=	$604,937.50

Market Value, Subject to Restricted Rents	=	$600,000.00

Therefore, it is my opinion the market value, subject to restricted rents, of the subject property, as of October 15, 2013 is as follows:

SIX HUNDRED THOUSAND DOLLARS

$600,000.00

Additional market data supporting this analysis follows this letter. If you have any questions, please feel free to contact me.

Sincerely,

Chad Gill
State Certified General
Real Estate Appraiser

Research was conducted with the local MLS, assessor and local realtors to determine sales comparable to the subject. All comparables were given equal weight as they were the best comparables surveyed at the time of the writing of this report. The average of the comparables is 7.80 percent. Therefore, the appraiser determined a weighted capitalization rate of 8.00 percent for this scenario.

Realty Rates Investor Survey

The Realty Rates Investor Survey was considered in this analysis. The RealtyRates.com Investor Survey Third Quarter 2013 found that investors in apartments indicate overall capitalization rates ranging from 4.32 percent to 12.72 percent, with an average of 7.67 percent. In addition, the RealtyRates.com Market Survey Third Quarter 2013 found that investors in apartments in the South which includes the State of Arkansas indicated an overall capitalization rate of 8.90 percent.

PwC Real Estate Investor Survey

The PwC Real Estate Investor Survey was considered in this analysis. The National Apartment Market survey for the third quarter of 2013 found that investors in apartments indicate overall capitalization rates ranging from 3.50 percent to 10.00 percent, with an average of 5.61 percent.

Band of Investment

Another method of arriving at a capitalization rate is the Band of Investment Method. This method is based on typical mortgage terms currently available and expected investment return. This analysis uses fixed interest rates. Surveys of lenders that make loans on commercial properties are currently quoting interest rates at one percent over prime and amortization of 15 to 30 years. Local lenders quoted 250 to 350 basis points over the current T-bill rate for the same term as the loan. For our calculations, the following components were used in this analysis.

Therefore, a capitalization rate of 7.47 percent was determined.